Exhibit 99.1

Grab Announces 2022 Annual General Meeting of Shareholders

November 17, 2022 — Grab Holdings Limited (GRAB or the “Company”) today announced that it will hold its 2022 Annual General Meeting (“AGM”) of shareholders on Friday, December 9, 2022 at 9:00 a.m. Singapore Time at Grab’s Global Headquarters located at 3 Media Close, Level 2, Singapore 138498.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 18, 2022, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to attend the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.000001 per share, at the close of business, Eastern Time, on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares planning to attend the AGM in person are required to indicate their interest to attend the AGM by submitting the online registration form accessible at https://grb.to/AGM2022 by November 23, 2022, Singapore Time, to indicate their interest.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. The Company’s Form 20-F can be accessed on the investor relations section of its website at https://investors.grab.com, as well as on the SEC’s website at www.sec.gov.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in over 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

For more information, visit www.grab.com.

For inquiries regarding Grab, please contact:

Media

Grab: press@grab.com

FGS Global: Grab@fgsglobal.com

Investors

Grab: investor.relations@grab.com